                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K






                Annual Report of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934







(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required) For the fiscal year ended December 31, 1995
                                  Or

| | Transition  report  pursuant to Section 15(d) of the Securities  Exchange
    Act  of  1934  (No  fee   required)
    For the transition period from __________________ to ___________
    Commission file number__________________________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below

               Burlington Resources Inc. Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           Burlington Resources Inc.
                           5051 Westheimer, Suite 1400
                           Houston, Texas 77056

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES


                           December 31, 1995 and 1994

                Burlington Resources Inc. Retirement Savings Plan


                                      INDEX






                                                                           Page



Financial Statements
       Statement of Net Assets Available for Plan Benefits as
       of December 31, 1995 and 1994                                        2

       Statement of Changes in Net Assets Available for Plan
       Benefits for the year ended December 31, 1995                        3

       Notes to Financial Statements                                        4



Supplemental Schedules

       Schedule I -     Schedule of Assets Held for Investment Purposes
                             as of December 31, 1995                       15

       Schedule II -    Schedule of Reportable Transactions for the
                             year ended December 31, 1995                  18

Report of Independent Accountants                                          19

Exhibits

       23.1                Consent of Independent Accountants              20


                Burlington Resources Inc. Retirement Savings Plan
               Statement of Net Assets Available for Plan Benefits


                                                                                          December 31,
                                                                             -----------------------------------
                                                                                  1995                  1994
                                                                             --------------         ------------


                          ASSETS
Investments
    At fair value
         Common Stock
            Company Stock Fund, cost $24,570,618 and
                 $28,899,090, respectively ................................... $ 27,427,390         $ 28,999,565
         Common and Collective Trusts
            Standard & Poor's 500 Index Fund, cost $16,436,795
                 and $12,157,671, respectively ...............................   21,260,581           13,303,428
            Real Estate Fund, cost $706,598 and
                 $248,985, respectively ......................................      733,100              255,327
         Registered Investment Companies
            International Equity Fund, cost $6,892,449 and
                 $5,590,735, respectively ....................................    8,003,399            6,081,727
            Over-the-Counter Equity Fund, cost $9,352,401
                 and $6,300,662, respectively ................................   10,980,730            6,218,043
    At contract value
         Unallocated Contracts
            Income Fund, investment contracts with insurance companies .......   67,215,904           57,695,039
            Income Fund, investment contract with bank .......................    7,816,562            7,323,796
    At cost, which approximates fair value
            Loan Fund ........................................................    6,684,670            6,106,455
            Short-term cash investments ......................................    1,164,868            2,527,742
                                                                               ------------         ------------


                    Total investments ........................................  151,287,204          128,511,122
                                                                               ------------         ------------

Receivables
    Dividends and interest receivable ........................................      284,301              437,689
    Employer contributions receivable ........................................      243,935              241,803
    Participant contributions receivable .....................................      533,385              522,766
                                                                               ------------         ------------

                    Total receivables ........................................    1,061,621            1,202,258
                                                                               ------------         ------------

                         Total assets ........................................  152,348,825          129,713,380

                       LIABILITIES
Administrative expense payable ...............................................       50,735              --
                                                                               ------------         ------------

Net assets available for plan benefits ....................................... $152,298,090         $129,713,380
                                                                               ============         ============



   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan

                       Statement of Changes in Net Assets
                           Available for Plan Benefits




                                                    Year Ended
                                                   December 31,
                                                       1995
                                                   ------------

Interest income ................................  $  4,970,764

Dividends
    Company Stock Fund .........................       410,550
    International Equity Fund ..................       103,900
    Over-the-Counter  Equity Fund ..............         6,985

Net appreciation in the fair
  value of investments .........................    12,689,030
                                                  ------------

        Net investment income ..................    18,181,229
                                                  ------------

Contributions
    Employer ...................................     6,915,017
    Participant ................................     9,460,200
                                                  ------------

        Total contributions ....................    16,375,217
                                                  ------------

Participant withdrawals and distributions ......    11,724,008
Administrative expense .........................       247,728
                                                  ------------

        Total expenses .........................    11,971,736
                                                  ------------

        Net increase in assets .................    22,584,710

Net assets available for plan benefits
    Beginning of year ..........................   129,713,380
                                                  ------------

    End of year ................................  $152,298,090
                                                  ============


   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




1.     Plan Description

       General

       The following description of the Burlington Resources Inc. ("BR") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.


       The Plan is a trusteed, contributory plan, administered by a committee of BR executives ("Management"), for eligible employees of the participating employer companies which include BR, Meridian Oil Inc. and Meridian Minerals Company. Meridian Oil Inc. and Meridian Minerals Company are wholly-owned subsidiaries of BR. Detailed information regarding contributions made by each participating employer is included in Note 4 to these financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as Amended (ERISA). Participant contributions are made on a before-tax and after-tax basis. Federal income taxes on the earnings of the investments are deferred until amounts are withdrawn from the Plan.

       Investment of Funds

       A  participant  can  direct  the  investment  of  account   balances  and
       contributions to any one or more of the following investment funds.

       Company Stock Fund - Invested in common stock of BR.

       S&P 500 Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund was managed by Northern Trust Company and Boatmen's Trust Company during 1995 and 1994, respectively, to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

       International Equity Fund - Invested primarily in the equity securities of companies based outside the United States. This registered investment fund is a publicly traded mutual fund known as the Vanguard World Fund International Growth Portfolio and is managed by Schroeder Capital Management International.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




       Over-the-Counter ("OTC") Equity Fund - Invested primarily in securities traded in the OTC securities market. This registered investment fund is a publicly traded mutual fund known as the Fidelity OTC Portfolio and is managed by Fidelity Management and Research.

       Real Estate Fund - Invested in commercial real estate, such as regional shopping malls, major office buildings and industrial warehouse facilities. This fund is invested primarily in the Prime Property Fund managed by Equitable Real Estate Investment Management Inc., a wholly-owned subsidiary of the Equitable Financial Companies. Effective June 28, 1996, the Real Estate Fund will no longer be an investment option for the Plan. The Vanguard Balanced Index Fund will be added as an investment option as of July 1, 1996. This publicly traded mutual fund invests in equity securities and high-quality bonds.

       Income Fund - Invested primarily in a diversified portfolio of investment
       contracts   offered   by  major   insurance   companies   and   financial
       institutions. This fund is managed by PRIMCO Capital Management, Inc.

       Loans

       The Plan may make loans to actively employed participants of not less than $1,000 nor more than 50% of the first $100,000 of the balance in the participant's account (excluding any Individual Retirement Account "IRA" balance). The 50% limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on loans is 1% above the prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Loans outstanding are included in the Loan Fund in the accompanying Statement of Net Assets Available for Plan Benefits.

       Contributions

       A participant may elect to make regular monthly basic contributions from 2% to 8% of his or her total eligible compensation. The respective employer company will match up to 6% of total eligible compensation of a participant with less than 10 years of service

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




       and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, if a participant has elected the maximum basic contribution eligible for a matching company contribution, he or she may make supplemental contributions to the Plan of 1% to 5% of his or her eligible total compensation. A participant may also elect to have all or a portion of the allocation available under the BR FlexPlan transferred to the Plan as flex contributions. (The BR FlexPlan is an employee benefit for eligible participants to receive discretionary amounts from participating employers. Each participant is allowed to have those amounts contributed to his or her Plan account.) In addition, a participant may make an approved rollover contribution of a distribution received from another qualified employee benefit plan. At December 31, 1995 and 1994, there were 2,021 and 2,052 eligible participants, respectively, in the Plan.

       Vesting

       All employer and participant contributions are paid to the Plan's trustee semimonthly. A participant's rights to basic, supplemental, company match, flex, IRA and rollover accounts are 100% vested and nonforfeitable at all times.

       Withdrawals and Distributions

       The Plan provides for several different types of in-service withdrawals to participants. Early withdrawals from the participant's basic company match and rollover accounts are limited to financial hardship and may be subject to income taxes and penalties. Upon a separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $3,500 may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

       Termination

       While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their asset account balances existing at the date of termination.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




       Income Tax

       The Internal Revenue Service advised BR on June 1, 1995 that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and the trust is therefore exempt from Federal income taxes under the provisions of Section 501(a).

2.     Summary of Significant Accounting Policies

       Investments

       All Plan investments, except for investment contracts, are carried at quoted market prices, estimated fair values or at cost which approximates fair value to recognize currently any unrealized appreciation or depreciation of investments. Investment contracts, which are fully benefit responsive, are carried at contract value. The fair value of investment contracts as of December 31, 1995 and 1994, respectively, was approximately $76,700,000 and $65,300,000. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 1995 and 1994 was 6.34% and 6.32%, respectively. The crediting interest rates ranged from 3.55% to 9.32% at both December 31, 1995 and 1994. No valuation reserve was recorded at December 31, 1995 or 1994.

       Purchase and Sale of Securities

       Purchases and sales of securities are reflected on a settlement-date basis. The basis of securities sold is determined by average cost.

       Dividend and Interest Income

       Dividend and interest income from investments is recorded as earned and allocated to participants based upon the participant's proportionate share of assets in each investment fund.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




       Expenses

       Certain administrative expenses and professional fees incurred by the Plan, for active participants, are paid by participating employer companies. Deferred participants (retired and severed employees) are charged an annual administrative fee to maintain their accounts. Trustee expenses and certain investment fees are charged to the participants.

       Net Appreciation (Depreciation) in the Fair Value of Investments

       Net appreciation in the fair value of the Plan investments which consists of net realized and unrealized appreciation (depreciation) are presented in the Statement of Changes in Net Assets Available for Plan Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

       Use of Estimates

       The  preparation  of financial  statements in conformity  with  generally
       accepted   accounting   principles   requires   certain   estimates   and
       assumptions. Actual results may differ from estimates.

3.     Net Appreciation in the Fair Value of Investments

       Following is a summary of the components of the net appreciation in the fair value of investments.


                                                            Year Ended
                                                            December 31,
                                                               1995
                                                            -----------
Market values determined by quoted
   market prices
        Company common stock .............................. $ 4,015,522
        Registered investment companies ...................   3,452,612
Estimated market values
        Common and Collective Trusts ......................   5,220,896
                                                            -----------

          Total net appreciation .......................... $12,689,030
                                                            ===========

                                      -8-

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




4.     Contributions

       Participating  employers  and  participants   contributed  the  following
       amounts to the Plan.


                                         Year Ended December 31, 1995
                                ----------------------------------------------

                                Participating
                                   Employers      Participants        Total
                                -------------     ------------     -----------


Burlington Resources Inc. ......   $    16,800     $    18,000     $    34,800
Meridian Minerals Co. ..........         1,628           4,124           5,752
Meridian Oil Inc. ..............     6,896,589       9,438,076      16,334,665
                                   -----------     -----------     -----------

   Total .......................   $ 6,915,017     $ 9,460,200     $16,375,217
                                   ===========     ===========     ===========


       Participant   contributions   include   supplemental   contributions   of
       $1,133,966 and flex account contributions of $245,385.

5.     Mutual Benefit Life Assurance Corporation

       The Income Fund had investments in Mutual Benefit Life Insurance Company ("Mutual Benefit") of $2,889,929 and $2,819,406 at December 31, 1995 and 1994, respectively. Mutual Benefit was placed in rehabilitation on July 16, 1991 in the Superior Court of New Jersey under the supervision of the Commissioner of Insurance for the State of New Jersey. The Superior Court of New Jersey confirmed a rehabilitation plan in November 1993, which was subsequently closed in April 1994. At closing, the Mutual Benefit contracts were assumed and reinsured by Mutual Benefit Life Assurance Corporation.

       In 1996, interest is being credited at rates of 5.25 percent and 5.10 percent. The interest rates can be reset annually. The contract balances are expected to be paid in five annual installments beginning December 31, 1999. The interest and terms are subject to further adjustments based on the performance of underlying assets.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




6.     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for plan benefits as presented in the Statement of Net Assets Available for Plan Benefits on page 2 of these financial statements to Form 5500.

                                                                            December 31,
                                                                  -------------------------------

                                                                    1995                1994
                                                                  -------------     -------------


Net assets available for plan benefits per the financial
    statements .................................................. $ 152,298,090     $ 129,713,380

Amounts allocated to withdrawing participants ...................          --          (1,579,564)
                                                                  -------------     -------------
Net assets available for plan benefits per Form 5500 ............ $ 152,298,090     $ 128,133,816
                                                                  =============     =============

       The following is a reconciliation of benefits paid to participants as presented in the Statement of Changes in Net Assets Available for Plan Benefits on page 3 of these financial statements to Form 5500.

                                                                  Year Ended
                                                                 December 31,
                                                                     1995
                                                                 ------------


Benefits paid to participants per the financial statements ....  $ 11,724,008

Amounts allocated to withdrawing participants at
    December 31, 1994 .........................................    (1,579,564)
                                                                 ------------

Benefits paid to participants per Form 5500 ...................  $ 10,144,444
                                                                 ============

7.     Concentration of Credit Risk

       The Plan invests in various investment vehicles based upon the individual participant's requests for portfolio investment. The Plan consists of six options for investment as defined in Note 1 of the Notes To Financial Statements. The Income Fund holds approximately 52% and 53% of the invested assets of the Plan at December 31, 1995

                Burlington Resources Inc. Retirement Savings Plan
                          Notes To Financial Statements




       and 1994, respectively. This fund invests primarily in investment contracts with insurance companies and other financial institutions. Management believes that the investment contracts are well diversified and that no investment in any one company subjects the Plan to any material concentration of credit risk.

8.     Investments

       Investments that comprised 5% or more of the net assets available for plan benefits follow.

                                                                   December 31,
                                                           1995               1994
                                                         -----------       -----------


Burlington Resources Inc. common stock ...............   $27,427,390       $28,999,565

Northern Trust's Collective Daily Stock
    Index Fund .......................................   $21,260,581              --

Vanguard World Fund -
    International Growth Portfolio ...................   $ 8,003,399              --

Fidelity Securities Fund
    OTC Portfolio ....................................   $10,980,730              --

Bankers Trust (Delaware) BIC #92-493 .................   $ 7,816,562       $ 7,323,796

Provident Life & Accident Insurance Company ..........   $ 7,905,068       $ 7,443,956
    guaranteed investment contract #630-05573

Boatmen's Trust Collective Employee Benefit
    Trust Fund I .....................................          --         $13,303,428

                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements


9.     Fund Information - allocation of Net assets available for plan benefits to investment programs


                                                                         December 31, 1995
                                    ---------------------------------------------------------------------------------------------
                                      Company      S&P 500   International  OTC Equity  Real Estate    Income
                                     Stock Fund   Index Fund  Equity Fund      Fund        Fund         Fund            Total
                                    ------------ ----------- ------------- ----------- ------------ ------------    -------------


Investments
At fair value
        BR common stock ............$ 27,427,390                                                                     $ 27,427,390
        Equity interests............             $ 21,260,581 $  8,003,399 $ 10,980,730 $    733,100                   40,977,810
At contract value
        Investment contracts
           with insurance companies                                                                  $ 67,215,904      67,215,904
        Investment contract
           with bank ...............                                                                    7,816,562       7,816,562
At cost, which approximates
 fair value ..............
        Loan Fund ..................   1,718,765      824,381      387,624      684,094       17,166    3,052,640       6,684,670
        Short-term cash investments    1,084,799         --           --           --           --         80,069       1,164,868
Dividends and interest receivable ..     130,242       22,322       11,426       16,163        1,032      103,116         284,301
Employer contributions receivable ..      53,585       43,225       19,292       29,501        2,071       96,261         243,935
Participant contributions receivable     112,484       98,920       45,522       73,336        4,274      198,849         533,385
Interfund receivable (payable) .....     123,980      (26,908)        --        (26,830)        --        (70,242)           --
                                    ------------ ------------ ------------ ------------ ------------ ------------    ------------




            Total assets ...........  30,651,245   22,222,521    8,467,263   11,756,994      757,643   78,493,159     152,348,825





Administrative expense payable .....       3,298        4,995        1,325        1,550          793       38,774          50,735
                                    ------------ ------------ ------------ ------------ ------------ ------------    ------------

            Net assets available
               for plan benefits .. $ 30,647,947 $ 22,217,526 $  8,465,938 $ 11,755,444 $    756,850 $ 78,454,385    $152,298,090
                                    ============ ============ ============ ============ ============ ============    ============


                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements


9.   Fund Information - allocation of Net assets available for plan benefits to investment programs


                                                                         December 31, 1994
                                   ----------------------------------------------------------------------------------------------
                                    Company         S&P 500    International  OTC Equity   Real Estate    Income
                                   Stock Fund      Index Fund   Equity Fund      Fund         Fund         Fund          Total
                                   ------------   ------------  ------------ ------------  ----------   -----------  ------------




Investments
At fair value
        BR common stock ............$ 28,999,565                                                                      $ 28,999,565
        Equity interests............               $ 13,303,428  $  6,081,727 $  6,218,043  $  255,327                  25,858,525
At contract value
        Investment contracts
           with insurance companies                                                                      $57,695,039    57,695,039
        Investment contract
           with bank ...............                                                                       7,323,796     7,323,796
At cost, which approximates
 fair value
        Loan Fund ..................   1,496,693        709,570       439,664      599,654      22,594     2,838,280     6,106,455
        Short-term cash investments       56,218           --            --           --          --       2,471,524     2,527,742
Dividends and interest receivable ..     109,066            398           174          437          22       327,592       437,689
Employer contributions receivable ..      67,318         33,562        22,101       21,738       1,136        95,948       241,803
Participant contributions receivable     145,538         72,560        47,781       46,997       2,457       207,433       522,766
Interfund receivable (payable) .....     503,955        (32,932)       36,210      (90,870)     (3,623)     (412,740)         --
                                    ------------   ------------  ------------ ------------  ----------   -----------  ------------


            Net assets available
               for plan benefits .  $ 31,378,353   $ 14,086,586  $  6,627,657 $  6,795,999  $  277,913   $70,546,872  $129,713,380
                                    ============   ============  ============ ============  ==========   ===========  ============



                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements


10.    Fund Information - allocation of changes in Net assets available for plan benefits to investment programs


                                                                      Year Ended December 31, 1995
                                --------------------------------------------------------------------------------------------------
                                   Company        S&P 500    International   OTC Equity     Real Estate
                                 Stock Fund     Index Fund    Equity Fund       Fund            Fund    Income Fund      Total
                                -------------  ------------- -------------  -------------   ----------- ------------ -------------


Dividends ..................... $     410,550  $        --   $     103,900  $       6,985   $      --   $       --   $     521,435
Interest income ...............       159,786         64,105        32,031         33,520         4,055    4,677,267     4,970,764
Net appreciation in the fair
  value of investments ........     4,015,523      5,195,144       921,590      2,531,021        25,752         --      12,689,030
                                -------------  ------------- -------------  -------------   ----------- ------------ -------------


        Net investment income .     4,585,859      5,259,249     1,057,521      2,571,526        29,807    4,677,267    18,181,229

Contributions
    Employer ..................     1,793,244      1,014,621       569,878        668,076        47,060    2,822,138     6,915,017
    Participant ...............     2,388,788      1,424,346       808,453        977,519        90,019    3,771,075     9,460,200
Interfund transfers ...........    (7,561,303)     1,719,859      (158,285)     1,171,137       349,317    4,479,275          --
Participant withdrawals
      and distributions .......    (1,909,535)    (1,266,737)     (433,525)      (422,735)      (34,114)  (7,657,362)  (11,724,008)
Administrative expense ........       (27,459)       (20,397)       (5,761)        (6,078)       (3,153)    (184,880)     (247,728)
                                -------------  ------------- -------------  -------------  ------------ ------------ -------------



        Net increase (decrease)      (730,406)     8,130,941     1,838,281      4,959,445       478,936    7,907,513    22,584,710
                                -------------  ------------- -------------  -------------  ------------ ------------ -------------


Net assets available for
        plan benefits
    Beginning of year .........    31,378,353     14,086,586     6,627,657      6,795,999       277,913   70,546,872   129,713,380
                                -------------  ------------- -------------  -------------  ------------ ------------ -------------


    End of year ............... $  30,647,947  $  22,217,527 $   8,465,938  $  11,755,444  $    756,849 $ 78,454,385 $ 152,298,090
                                =============  ============= =============  =============  ============ ============ =============


                             SUPPLEMENTAL SCHEDULES

                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1995

                                 EIN: 91-1413284
                                    Plan: 002
                                 1995 Form 5500



                                                                    Number of                            (e)
                                                                    Shares or                          Current
                                                                    Principal           (d)             Value/
(b)(c)                                                               Amount            Cost           Fair Value
- ------                                                              ---------       ----------        ----------



Burlington Resources Cash Clearing Account .....................   $  34,162        $   34,162        $   34,162
                                                                                    ----------        ----------

INCOME FUND

    Temporary Investments
        Northern's Collective Short-term Fund ..................   $  45,907        $   45,907        $   45,907
                                                                                    ----------        ----------

    Investment Contracts
        Insurance company investment contracts at contract value

            John Hancock Mutual Life Insurance Company
                #7216, 5.24%, matures 10/6/98 ..................   $2,789,769       $2,789,769        $2,789,769
                #7354, 5.81%, matures 4/30/99 ..................    3,301,988        3,301,988         3,301,988
                #7474, 7.51%, matures 5/01/04 ..................    6,992,442        6,992,442         6,992,442
                #7474-2, 4.50%, matures 1/31/96 ................    2,585,652        2,585,652         2,585,652
            MBL Life Assurance Co. .............................
                #9-5294-1, 5.10%, matures 12/31/99 .............       95,756           95,756            95,756
                #9-5294-2, 5.10%, matures 12/31/99 .............      139,597          139,597           139,597
                #9-5294-3, 5.10%, matures 12/31/99 .............      112,487          112,487           112,487
            MBL Life Assurance Co. .............................
                #6-5294-1, 3.55%, matures 12/31/03 .............      699,805          699,805           699,805
                #6-5294-2, 3.55%, matures 12/31/03 .............    1,020,207        1,020,207         1,020,207
                #6-5294-3, 3.55%, matures 12/31/03 .............      822,077          822,077           822,077
            Prudential Insurance Company
                #7324-211, 7.57%, mature s 5/1/97 ..............    2,262,705        2,262,705         2,262,705
                #7479-15, 6.10%, matures  2/15/99 ..............    1,714,229        1,714,229         1,714,229
            Commonwealth
                #ADA-00129TR-2, 7.6%, matures 6/15/00 ..........    1,003,384        1,003,384         1,003,384
                #ADA-00129TR-4, 6.285%, matures 1/10/00 ........    1,513,775        1,513,775         1,513,775
                #ADA-00129TR-5, 6.38%, matures 10/15/99 ........    1,002,693        1,002,693         1,002,693
                #ADA-00129TR-3, 6.95%, matures 4/27/00 .........    1,542,709        1,542,709         1,542,709
                #ADA-00129TR-1, 8.34%, matures 3/1/00 ..........    2,106,414        2,106,414         2,106,414
                #ADA-00129TR-6, 6.31%, matures 3/10/00 .........    2,016,233        2,016,233         2,016,233
            Aetna Life Insurance Company
                #13823-002, 8.44%, matures 3/31/97 .............    1,028,069        1,028,069         1,028,069

                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
      Line 27a - Schedule of Assets Held for Investment Purposes, Continued
                                December 31, 1995

                                 EIN: 91-1413284
                                    Plan: 002
                                 1995 Form 5500




                                                                  Number of                         (e)
                                                                  Shares or                       Current
                                                                  Principal           (d)          Value/
(b)(c)                                                             Amount            Cost        Fair Value
- ------                                                            ---------      -----------     ----------


INCOME FUND, continued

    Continental Assurance Company
        #12625, 8.57%, matures 4/1/97 .........................$ 1,428,796       $ 1,428,796       $ 1,428,796
    AllAmerica
        #90836-B02, 8.44%, matures 7/3/96 .....................  1,216,721         1,216,721         1,216,721
    Provident National Assurance
        #027-05032, 8.46%, matures 7/15/96 ....................  2,524,763         2,524,763         2,524,763
        #028-05656, 5.15%, matures 7/31/97 ....................  1,989,653         1,989,653         1,989,653
    Massachusetts Mutual
        #10516, 6.33%, matures 10/5/15 ........................  2,646,087         2,646,087         2,646,087
    New York Life Insurance
        #20030-18C, 6.23%, matures 3/2/98 .....................  1,515,946         1,515,946         1,515,946
        #06753-002, 5.62%, matures 5/14/98 ....................  2,070,327         2,070,327         2,070,327
        #06753, 5.33%, matures 11/28/97 .......................  2,081,843         2,081,843         2,081,843
    Metropolitan Life
        #13025, 5.80%, matures 1/2/01 .........................  5,396,214         5,396,214         5,396,214
    Provident Life & Accident
        #630-05573, 5.79%, matures 9/01/03 ....................  7,905,068         7,905,068         7,905,068
    Allstate Life Insurance Company
        #5689, 8.13%, matures 11/01/99 ........................  2,177,102         2,177,102         2,177,102
    Transamerica Life
        #76573, floating rate, matures 11/15/04 ...............  3,048,177         3,048,177         3,048,177
    United of Omaha
        #10181, 8.40%, matures 3/4/96 .........................    465,216           465,216           465,216
                                                                                 -----------       -----------


             Total insurance company investment contracts .....                  $67,215,904       $67,215,904
                                                                                 -----------       -----------

Bank investment contract at contract value

    Bankers Trust (Delaware)
        #92-493, 6.120%, matures 9/30/00 ...................... $7,816,562       $ 7,816,562       $ 7,816,562
                                                                                 -----------       -----------



            Total investments - Income Fund ...................                  $75,078,373       $75,078,373
                                                                                 -----------       -----------


                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
      Line 27a - Schedule of Assets Held for Investment Purposes, Continued
                                December 31, 1995

                                 EIN: 91-1413284
                                    Plan: 002
                                 1995 Form 5500


                                                                Number of                               (e)
                                                                Shares or                             Current
                                                                Principal             (d)              Value/
(b)(c)                                                           Amount              Cost            Fair Value
- ------                                                          ---------        ------------        ----------


LOAN FUND

    Loan fund, 7% to 11% ....................................   $6,684,670       $    --            $  6,684,670
                                                                                 ------------       ------------

Determined by Quoted Market Price

COMMON STOCK FUND

        Burlington Resources Inc. common stock ..............      698,787       $ 24,570,618       $ 27,427,390
        Northern's Collective Short-term Fund ...............   $1,084,799          1,084,799          1,084,799
                                                                                 ------------       ------------

            Total investments - Common Stock Fund ...........                    $ 25,655,417       $ 28,512,189
                                                                                 ------------       ------------

INTERNATIONAL EQUITY FUND

        Vanguard World Fund - International Growth Portfolio       532,849       $  6,892,449       $  8,003,399
                                                                                 ------------       ------------

OTC EQUITY FUND

        Fidelity Securities Fund OTC Portfolio ..............      362,042       $  9,352,401       $ 10,980,730
                                                                                 ------------       ------------


Determined by Estimated Fair Value

REAL ESTATE FUND

        Equitable Real Estate, Preferred Account #8299 ......          613       $    706,598       $    733,100
                                                                                 ------------       ------------

S&P INDEX FUND

       Northern Trust's Collective Daily Stock Index Fund ...    1,475,405       $ 16,436,795       $ 21,260,581
                                                                                 ------------       ------------

                Total investments ...........................                    $134,156,195       $151,287,204
                                                                                 ============       ============


These assets were held on the last day of the plan year. The schedule reflecting assets purchased and sold during the year does not apply.

                                   Schedule II


                Burlington Resources Inc. Retirement Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                 EIN: 91-1413284
                                    Plan: 002
                                 1995 Form 5500


           (b)                                         (c)          (d)          (f)          (g)           (h)               (i)

                                                                                Expense                 Current Value
                                                     Purchase      Selling   Incurred with   Cost of     of Asset on          Net
               Description of Asset                    Price        Price     Transaction     Asset      Transaction         Gain
                                                                                                             Date
- ---------------------------------------------------- --------      -------   -------------   -------     -----------       ---------


Single Transactions
- -------------------

None

Series of Transactions
- ----------------------

Burlington Resources Inc. Common Stock
   122,447 shares bought in 20 transactions ........$ 4,505,874                   $ 6,122  $ 4,505,874  $ 4,505,874
   855,930 shares sold in 26 transactions ..........              $9,088,916       13,390    7,896,809    9,088,916   $1,172,595

Northern Trust Daily Stock Index Fund
   1,705,931 units bought in 107 transactions ...... 18,902,255                             18,902,255   18,902,225
   230,527 units sold in 70 transactions ...........               2,836,787                 2,465,430    2,836,787      371,357

Collective short-term Investment Fund
   67,552,451 increases on 265 days ................                                        67,552,451   67,552,451
   66,387,582 decreases on 290 days ................                                        66,387,582   66,387,582

Burlington Resources Loan Fund
   3,884,944 shares bought in 44 transactions ......  3,884,944                              3,884,944    3,884,944
   3,160,176 shares bought in 51 transactions ......               3,160,176                 3,160,176    3,160,176


                        Report Of Independent Accountants

To the Plan Administrator
Burlington Resources Inc. Retirement Savings Plan


We have audited the financial statements of the Burlington Resources Inc. Retirement Savings Plan (the "Plan") as listed in the accompanying index on Page
1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1995 and 1994, and changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on Page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.



Houston, Texas
June 27, 1996

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     BURLINGTON RESOURCES INC.
                                                     RETIREMENT SAVINGS PLAN



Date:  June 27, 1996                /s/ Harold E. Haunschild
                                    Harold E. Haunschild
                                    Executive Vice President, Human Resources
                                      and Administration
                                    Chairman, Administrative Committee